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                              September 15, 2022

       Rebecca Thompson
       Chief Financial Officer
       AAON, Inc.
       2425 South Yukon Ave.
       Tulsa, OK 74107

                                                        Re: AAON, Inc.
                                                            Form 10-K for the
year ended December 31, 2021
                                                            Filed February 28,
2022
                                                            File No. 000-18953

       Dear Ms. Thompson:

               We have limited our review of your filing to the financial statements and related disclosures and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to this comment, we may have additional comments.

       Form 10-K for the year ended December 31, 2021

       Financial Statements
       4. Business Combination, page 49

   1. We note on December 10, 2021, you acquired all of the issued and outstanding equity ownership of BasX, LLC,
an Oregon limited liability company, doing business as BasX
                                                        Solutions. Please
revise to file the financial statements of BasX Solutions for the required periods pursuant to
Rule 3-05 of Regulation S-X and pro forma financial information as required by Article 11
of Regulation S-X or provide us with the significance test
                                                        calculations of Rule
1-02(w) of Regulation S-X, supporting your conclusion that BasX
                                                        Solutions' financial
statements are not required to be presented.
              In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.
 Rebecca Thompson
AAON, Inc.
September 15, 2022
Page 2

       You may contact Brian McAllister at (202) 551-3341 or Raj Rajan at (202) 551-3388
with any questions.



FirstName LastNameRebecca Thompson                       Sincerely,
Comapany NameAAON, Inc.
                                                         Division of
Corporation Finance
September 15, 2022 Page 2                                Office of Energy &
Transportation
FirstName LastName